SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Iron Mountain Incorporated

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

462846 10 6

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462846 10 6		13G/A	Page 2 of 7

1.	Names of Reporting Persons Vincent J. Ryan

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Mr. Ryan is a citizen of the U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 12,539,803

	6.	Shared Voting Power 378,349

	7.	Sole Dispositive Power 15,490,393

	8.	Shared Dispositive Power 378,349

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,868,742(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%(2)

12.	Type of Reporting Person (See Instructions) IN

(1) This figure consists of (a) 26,611 shares of Iron Mountain Incorporated (“Iron Mountain”) Common Stock, $.01 par value (“Iron Mountain Common Stock”) held directly by Mr. Ryan and acquired pursuant to an option exercise on January 21, 2011; (b) 6,199,575 shares of Iron Mountain Common Stock held by the Vincent J. Ryan Revocable Trust, dated December 24, 1987 (the “Ryan 1987 Trust”); (c) 206,436 shares of Iron Mountain Common Stock held by the Carla E. Meyer Revocable Trust dated December 7, 2001 (the “Meyer 2001 Trust”); (d) 130,180 shares of Iron Mountain Common Stock held by the Carla E. Meyer 2008 Three-Year Retained Annuity Trust, dated October 29, 2008 (the “Meyer 2008 Trust”); (e) 9,234,256 shares of Iron Mountain Common Stock held by Schooner Capital Corporation (“Schooner Corporation”); (f) 29,951 shares of Iron Mountain Common Stock that Mr. Ryan has the right to acquire pursuant to currently exercisable options or options that become exercisable within 60 days of execution of this Schedule 13G; (g) 13,383 shares of Iron Mountain Common Stock registered in the name of The Schooner Foundation; and (h) 28,350 shares of Iron Mountain Common Stock registered in the name of Citibank, South Dakota, Trustee of the Ryan 1998 Issue Trust, all of which are deemed to be beneficially owned by Mr. Ryan, as set forth below.

                As a result of a deferred compensation arrangement between Schooner Corporation, as assignee of Schooner Capital LLC (“Schooner”), and C. Richard Reese, Mr. Reese shares beneficial ownership of 2,950,590 shares of Iron Mountain Common Stock with Schooner Corporation. The deferred compensation arrangement relates to earlier services by Mr. Reese as President of Schooner; such arrangement was amended as of December 26, 2008. Pursuant to such arrangement, Mr. Reese is entitled to receive benefits equivalent to the fair market value of 2,950,590 shares of Iron Mountain Common Stock with payments to Mr. Reese commencing on the first business day of 2013 and payable in ten annual installments; however, Mr. Reese has the right to defer the commencement of such installments in certain circumstances. In addition, any unpaid benefits pursuant to this arrangement shall be payable to Mr. Reese’s beneficiary(ies) in a lump sum upon his death. Benefits pursuant to this arrangement are payable in cash or, at Mr. Reese’s election, Iron Mountain Common Stock. Schooner Corporation has agreed to vote the shares of Iron Mountain Common Stock subject to such arrangement at the direction of Mr. Reese. Thus, Mr. Ryan has sole voting power and sole dispositive power with respect to only 6,283,666 of the shares of Iron Mountain Common Stock held by Schooner Corporation. Mr. Ryan also has sole dispositive power with respect to 2,950,590 shares of Iron Mountain Common Stock held by Schooner Corporation pursuant to the terms of the deferred compensation arrangement described above. Mr. Ryan is deemed to have shared voting and dispositive power over the shares held by the Meyer 2001 Trust, the Meyer 2008 Trust, the Schooner Foundation and the Ryan 1998 Issue Trust.

(2) This percentage has been calculated based on 200,129,229 shares outstanding as of September 30, 2010, as reported in Iron Mountain’s Quarterly Report on Form 10-Q filed on November 8, 2010.

CUSIP No. 462846 10 6		13G/A	Page 3 of 7

Item 1(a).	Name of Issuer: Iron Mountain Incorporated
Item 1(b).	Address of Issuer’s Principal Executive Offices: 745 Atlantic Avenue Boston, Massachusetts 02111

Item 2(a).	Name of Person Filing: Vincent J. Ryan
Item 2(b).	Address of Principal Offices or, if none, Residence: Vincent J. Ryan c/o Schooner Capital LLC 745 Atlantic Avenue Boston, Massachusetts 02111
Item 2(c).	Citizenship: Mr. Ryan is a United States citizen.
Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value
Item 2(e).	CUSIP Number: 462846 10 6

Item 3.		If the statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:
Not applicable.
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 462846 10 6	13G/A	Page 4 of 7

Item 4.	Ownership.

(a)	Amount beneficially owned: 15,868,742(3)
(b)	Percent of class: 7.9%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote: 12,539,803
	(ii)	Shared power to vote or direct the vote: 378,349
	(iii)	Sole power to dispose or to direct the disposition of: 15,490,393
	(iv)	Shared power to dispose or to direct the disposition of: 378,349

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

(3) See Footnote 1, above.

CUSIP No. 462846 10 6	13G/A	Page 5 of 7

Item 10.	Certification.
(a) Not applicable.
(b) Not applicable.
(c) Not applicable.

CUSIP No. 462846 10 6	13G/A	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2011
(Date)

VINCENT J. RYAN

/s/ Vincent J. Ryan
(Signature)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).